Filed by Palomar Medical Technologies, Inc.

pursuant to Rule 425 under the Securities Act and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Palomar Medical Technologies, Inc.

Commission File No.: 001-11177

The following letter was sent to customers of Palomar Medical Technologies, Inc. on March 21, 2013:

Dear Customer:

As you may be aware, on March 18, 2013, Palomar announced that it had entered into an agreement to be acquired by Cynosure, subject to stockholder approval and other customary closing conditions. I am very enthusiastic about this transaction for our customers, employees and shareholders. I am attaching for your reference a copy of the joint press release announcing the execution of the merger agreement.

Until the transaction is completed, of course, Cynosure and Palomar will continue to operate as separate businesses. Therefore, customers should expect no change in product supply or service from Palomar, and your sales representative and product support contacts will remain the same.

Customer focus remains our top priority, and Cynosure has indicated that it will continue to support Palomar’s products following completion of the transaction.

Together, Michael Davin, the Chairman and Chief Executive Officer of Cynosure, and I believe that the addition of Palomar to Cynosure creates new opportunities for growth, through complementary products, technologies and customers. Cynosure has built a successful and profitable business around aesthetic laser workstations such as the Smartlipo, Cellulaze and Elite products. Palomar has also built a successful and profitable business. We believe that the Icon platform is the best IPL and fractional technology on the market today and that the Vectus diode hair removal technology will add to Cynosure’s laser hair removal franchise with the fastest technology on the market today. We also believe that service will be enhanced to all customers through both field service and depot repair with the goal of providing the fastest service turn around and best up time of any company in our industry.

If you have any questions please either call 781-993-2357 or e-mail me at jcaruso@palomarmedical.com and we will address your question immediately.

Best regards,

/s/ Joseph P. Caruso

Joseph P. Caruso

Chief Executive Officer

Palomar Medical Technologies, Inc.

Safe Harbor Statement

With the exception of the historical information contained in this letter, the matters described herein contain forward-looking statements, including, but not limited to, statements relating to future support of Palomar products and completion of the merger. These forward-looking statements are neither promises nor guarantees, but involve risk and uncertainties that may individually or mutually impact the matters herein, and cause actual results, events and performance to differ materially from such forward-looking statements. These risk factors include, but are not limited to, results of future operations, difficulties or delays in developing or introducing new products and keeping them on the market, the results of future research, lack of product demand and market acceptance for current and future products, adverse events, product changes, the effect of economic conditions, challenges in managing joint ventures and research with third parties, the impact of competitive products and pricing, governmental regulations with respect to medical devices, including whether FDA clearance will be obtained for future products and additional applications, the results of litigation, difficulties in collecting royalties, potential infringement of third-party intellectual property rights, factors affecting future income and resulting ability to utilize NOLs, difficulties in combining the operations of Cynosure and Palomar, failure to receive approval from the stockholders of Palomar or Cynosure or to satisfy other conditions to the parties’ obligations to complete the merger, failure to receive regulatory approvals for the merger, the effects of disruption from the merger making it more difficult to maintain relationships with employees, licensees, customers, suppliers or other business partners or governmental entities, the ability of Cynosure to successfully integrate Palomar’s operations and employees, the ability to realize anticipated synergies and cost savings, other business effects, including the effects of industry, economic or political conditions outside of the parties’ control, transaction costs, actual or contingent liabilities, the risk that competing offers for Palomar will be made and/or other factors, which are detailed from time to time in Cynosure’s and Palomar’s SEC reports, including their reports on Form 10-K for the year ended December 31, 2012 and any subsequently filed quarterly reports on Form 10-Q. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Neither Cynosure nor Palomar undertakes any obligation to release publicly the result of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Additional Information about the Proposed Transaction and Where to Find It

In connection with the proposed transaction, Cynosure intends to file with the Securities and Exchange Commission (SEC) a Registration Statement on Form S-4 that will include a joint proxy statement of Cynosure and Palomar that also constitutes a prospectus of Cynosure. Palomar and Cynosure also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Cynosure and Palomar with the SEC at the SEC’s website at www.sec.gov. You may also obtain these documents by contacting Cynosure’s Investor Relations Department at (617) 542-5300 or CYNO@investorrelations.com, or by contacting Palomar’s Investor Relations Department at (781) 993-2411 or ir@palomarmedical.com.

Cynosure and Palomar and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Cynosure’s directors and executive officers is available in Cynosure’s proxy statement dated March 30, 2012 for its 2012 Annual Meeting of Stockholders and its Current Report on Form 8-K dated November 21, 2012. As of March 15, 2013, Cynosure’s directors and executive officers beneficially owned approximately 2.86 million shares, or 17.7%, of Cynosure’s common stock. Information about Palomar’s directors and executive officers is available in Palomar’s proxy statement dated April 4, 2012 for its 2012 Annual Meeting of Stockholders. As of March 15, 2013, Palomar’s directors and executive officers beneficially owned approximately 2.7 million shares, or 13.6%, of Palomar’s common stock. In addition, in connection with the execution of the definitive agreement relating to the merger, Caruso entered into (1) with Palomar, an amendment to his existing employment agreement with Palomar that will become effective at the closing of the merger and that provides for (among other things) payment by Palomar of 110% of his retention bonus (which is equal to the sum of (a) three times his annual compensation (including 2013 salary and last paid bonus), plus (b) a pro rata portion of his bonus payable with respect to 2013)), 75% of which will be paid within ten days after the closing of the merger and 35% of which will

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be paid one day prior to the first anniversary of the closing of the merger and (2) with Cynosure, a new employment agreement that will become effective at the closing of the merger and that provides for, among other things, a three-year term of employment with Cynosure, subject to two-year extensions (unless terminated by either party not less than 12 months prior to the end of the then-current term), an initial annual base salary of $465,000, a target performance bonus that is between the target performance bonus established for Cynosure’s Chief Executive Officer and Chief Financial Officer and certain benefits upon a termination of employment by Cynosure without “cause” (which may occur only after the first 12 months of the initial term), by Caruso for “good reason” or by either party following a “change of control” (each as defined in the new employment agreement). Also in connection with the execution of the definitive agreement relating to the merger, Paul Weiner, Palomar’s Chief Financial Officer, entered into a letter agreement with Palomar that will become effective at the closing of the merger and that amends his existing employment agreement with Palomar to (i) provide that amounts payable to Weiner upon a change of control of Palomar will be paid within 10 days after the closing of the merger and (ii) narrow the scope of the restrictive covenants applicable to Weiner. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Cynosure or Palomar using the sources indicated above.

This letter shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

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Contacts:

Scott Solomon	Kerry McAnistan
Vice President	Investor Relations Assistant
Sharon Merrill Associates, Inc.	Palomar Medical Technologies, Inc.
617.542.5300	781-993-2411
cyno@investorrelations.com	ir@palomarmedical.com

Cynosure Signs Definitive Agreement to

Acquire Palomar Medical Technologies

•	Creates One of World’s Premier Aesthetic Laser and Light-Based Companies

•	Combines Best-of-Breed Technologies and Products

•	Strengthens Intellectual Property Portfolio with Additional Patents

•	Blends Complementary Cultures and Shared Commitment to Innovation

•	Expands Company’s Global Direct Distribution Network

•	Companies to Hold Conference Call at 9:00 a.m. ET Today

Westford, Mass. and Burlington, Mass.– March 18, 2013 – In a transaction that creates one of the world’s premier aesthetic laser and light-based companies, Cynosure, Inc. (NASDAQ: CYNO) and Palomar Medical Technologies, Inc. (NASDAQ: PMTI) today announced that they have signed a definitive agreement, pursuant to which Cynosure will acquire Palomar in a cash and stock transaction valued at approximately $294 million.

“We believe the acquisition of Palomar creates a substantial opportunity to generate profitable, long-term growth for our Company and drive value for our stockholders,” said Michael Davin, Cynosure’s Chairman and Chief Executive Officer. “Combining with Palomar complements our product portfolio and customer base, adding new product and service revenues, strengthening our global distribution network, creating new cross-selling opportunities and enhancing our intellectual property position with the addition of more than 40 patents.”

“Beyond our strategic rationale for acquiring Palomar, we also are excited about the benefits of bringing together two organizations built on a commitment to meaningful innovation,” Davin said. “Palomar products such as the Icon and Starlux Laser and Intense Pulsed Light (IPL) Platforms and the recently introduced Vectus Diode Laser for permanent hair reduction have established Palomar’s reputation for excellence around the world. This commitment is also reflected in proprietary technology that enables physicians to ensure patient safety and comfort through advances in intelligent energy delivery, skin cooling, and temperature control.”

Cynosure and Palomar, both based in Massachusetts, have a total combined installed base of more than 20,000 aesthetic laser systems worldwide, with a distribution network that spans over 100 countries. The combined revenue of the two companies in calendar year 2012 was more than $234 million with 52% of product revenue coming from North America and 48% originating from the international markets.

“Our board of directors and management team believe that this transaction makes strategic sense for our company, offers an attractive premium to our shareholders and creates exciting opportunities for our employees,” said Joseph Caruso, Chairman, President and Chief Executive Officer of Palomar. “Both companies share the same passion for innovation, and this combination creates a single, unified organization that is positioned for continued success.”

Transaction Terms

Palomar shareholders will receive $13.65 per share of Palomar common stock: $6.825 per share in cash and $6.825 per share in Cynosure common stock (subject to adjustment and collar provisions described in the definitive agreement). Cynosure will issue approximately 5.2 million shares in the transaction and fund the approximately $147 million in cash consideration through existing cash balances.

The acquisition price of $13.65 represents a premium of approximately 23% above Palomar’s average closing price and a premium of approximately 34% over Palomar’s average enterprise value (excluding cash) since the announcement of Palomar’s 2012 year-end results on February 7, 2013.

The acquisition is expected to be accretive to Cynosure in calendar 2014 with the implementation of $8 million to $10 million in projected synergies. The combined company will have approximately $87 million in cash and no debt on a pro forma basis for the transaction as of December 31, 2012. The transaction has been unanimously approved by the board of directors of each company and is expected to close in the third quarter of 2013.

The transaction is subject to customary closing conditions, including Cynosure and Palomar shareholder approval and regulatory approvals. It is anticipated that the transaction will be tax free to Palomar shareholders with respect to the stock component of the deal consideration. Upon completion of the transaction, Cynosure shareholders will own approximately 77% and Palomar shareholders will own approximately 23% of the combined company.

Upon completion of the transaction, Davin will serve as Chairman and Chief Executive Officer; Caruso will join Cynosure’s Board of Directors as Vice Chairman and will serve as President; and Timothy Baker will serve as EVP, Chief Operating Officer and Chief Financial Officer. Cynosure ultimately plans to relocate its headquarters from Westford, Massachusetts to Palomar’s owned facility 15 miles away in Burlington, Massachusetts.

“We look forward to welcoming the Palomar team to Cynosure,” Davin said. “We envision a smooth transition and integration that will achieve the full operational and financial benefits of this combination for our customers, employees and shareholders.”

Leerink Swann served as Cynosure’s financial advisor on the transaction and Hinckley, Allen & Snyder served as legal counsel. Canaccord Genuity served as Palomar’s financial advisor and WilmerHale served as legal counsel.

Conference Call / Webcast

In conjunction with this announcement, management will host a conference call for financial analysts and investors at 9:00 a.m. ET today. Those who wish to listen to the conference call webcast should visit the “Investor Relations” section of Cynosure’s website at www.cynosure.com or the “Investors” section of the Palomar website at www.palomarmedical.com. The live call also can be accessed by dialing (877) 709-8155 or (201) 689-8881. If you are unable to listen to the live call, the webcast will be archived on the companies’ websites.

About Cynosure

Cynosure develops and markets aesthetic treatment systems that are used by physicians and other practitioners to perform non-invasive and minimally invasive procedures to remove hair, treat vascular and pigmented lesions, remove multi-colored tattoos, rejuvenate the skin, liquefy and remove unwanted fat through laser lipolysis, reduce cellulite and treat onychomycosis. Cynosure’s products include a broad range of laser and other light-based energy sources, including Alexandrite, pulse dye, Q-switched, Nd:YAG and diode lasers, as well as intense pulsed light. Cynosure was founded in 1991. For corporate or product information, visit Cynosure’s website at www.cynosure.com.

About Palomar

Palomar designs, produces and sells the most advanced cosmetic lasers and intense pulsed light (IPL) systems to dramatically improve the appearance of women’s and men’s skin. For over 15 years, Palomar has pioneered the science of using lasers and light to improve appearances. As the industry’s technology leader, Palomar has invested in creating cosmetic laser and IPL systems that put real value in the hands of physicians and other professionals to benefit consumers. Thousands of physicians worldwide trust and depend on Palomar technology to not only introduce new aesthetic treatments such as advanced laser hair removal, laser liposuction, skin resurfacing, acne, laser treatments for scars, wrinkle treatment, stretch marks (striae), and photofacials for pigmented and vascular lesions, but to also make them robust, faster, more powerful, and more comfortable for those being treated. In June 2009, Palomar became the first company to receive a 510(k) over-the-counter (“OTC”) clearance from the FDA for a new, patented, home-use, laser device for the treatment of fine lines and wrinkles around the eyes (periorbital wrinkles). This OTC clearance allows the PaloVia® Skin Renewing Laser® to be marketed and sold directly to consumers without a prescription. For more information on Palomar and its products, visit Palomar’s website at www.palomarmedical.com for professional products or palovia.com for consumer products.

Safe Harbor Statement

With the exception of the historical information contained in this release, the matters described herein contain forward-looking statements, including, but not limited to, statements relating to long-term growth and profitability, the expectation of an accretive transaction to Cynosure in calendar 2014 with the implementation of $8 million to $10 million of projected synergies, the tax-free nature of the transaction and the timing of the closing of the transaction. These forward-looking statements are neither promises nor guarantees, but involve risk and uncertainties that may individually or mutually impact the matters herein, and cause actual results, events and performance to differ materially from such forward-looking statements. These risk factors include, but are not limited to, results of future operations, difficulties or delays in developing or introducing new products and keeping them on the market, the results of future research, lack of product demand and market acceptance for current and future products, adverse events, product changes, the effect of economic conditions, challenges in managing joint ventures and research with third parties, the impact of competitive products and pricing, governmental regulations with respect to medical devices, including whether FDA clearance will be obtained for future products and additional applications, the results of litigation, difficulties in collecting royalties, potential infringement of third-party intellectual property rights, factors affecting future income and resulting ability to utilize NOLs, difficulties in combining the operations of Cynosure and Palomar, failure to receive approval from the stockholders of Palomar or Cynosure or to satisfy other conditions to the parties’ obligations to complete the merger, failure to receive regulatory approvals for the merger, the effects of disruption from the merger making it more difficult to maintain relationships with employees, licensees, customers, suppliers or other business partners or governmental entities, the ability of Cynosure to successfully integrate Palomar’s operations and employees, the ability to realize anticipated synergies and cost savings, other business effects, including the effects of industry, economic or political conditions outside of the parties’ control, transaction costs, actual or contingent liabilities, the risk that competing offers for Palomar will be made and/or other factors, which are detailed from time to time in Cynosure’s and Palomar’s SEC reports, including their reports on Form 10-K for the year ended December 31, 2012 and any subsequently filed quarterly reports on Form 10-Q. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Neither Cynosure nor Palomar undertakes any obligation to release publicly the result of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Additional Information about the Proposed Transaction and Where to Find It

In connection with the proposed transaction, Cynosure intends to file with the Securities and Exchange Commission (SEC) a Registration Statement on Form S-4 that will include a joint proxy statement of Cynosure and Palomar that also constitutes a prospectus of Cynosure. Palomar and Cynosure also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Cynosure and Palomar with the SEC at the SEC’s website at www.sec.gov. You may also obtain these documents by contacting Cynosure’s Investor Relations Department at (617) 542-5300 or CYNO@investorrelations.com, or by contacting Palomar’s Investor Relations Department at (781) 993-2411 or ir@palomarmedical.com.

Cynosure and Palomar and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Cynosure’s directors and executive officers is available in Cynosure’s proxy statement dated March 30, 2012 for its 2012 Annual Meeting of Stockholders and its Current Report on Form 8-K dated November 21, 2012. As of March 15, 2013, Cynosure’s directors and executive officers beneficially owned approximately 2.86 million shares, or 17.7%, of Cynosure’s common stock. Information about Palomar’s directors and executive officers is available in Palomar’s proxy statement dated April 4, 2012 for its 2012 Annual Meeting of Stockholders. As of March 15, 2013, Palomar’s directors and executive officers beneficially owned approximately 2.7 million shares, or 13.6%, of Palomar’s common stock. In addition, in connection with the execution of the definitive agreement relating to the merger, Caruso entered into (1) with Palomar, an amendment to his existing employment agreement with Palomar that will become effective at the closing of the merger and that provides for (among other things) payment by Palomar of 110% of his retention bonus (which is equal to the sum of (a) three times his annual compensation (including 2013 salary and last paid bonus), plus (b) a pro rata portion of his bonus payable with respect to 2013)), 75% of which will be paid within ten days after the closing of the merger and 35% of which will be paid one day prior to the first anniversary of the closing of the merger and (2) with Cynosure, a new employment agreement that will become effective at the closing of the merger and that provides for, among other things, a three-year term of employment with Cynosure, subject to two-year extensions (unless terminated by either party not less than 12 months prior to the end of the then-current term), an initial annual base salary of $465,000, a target performance bonus that is between the target performance bonus established for Cynosure’s Chief Executive Officer and Chief Financial Officer and certain benefits upon a termination of employment by Cynosure without “cause” (after the first 12 months of the initial term), by Caruso for “good reason” or by either party following a “change of control” (each as defined in the new employment agreement). Also in connection with the execution of the definitive agreement relating to the merger, Paul Weiner, Palomar’s Chief Financial Officer, entered into a letter agreement with Palomar that will become effective at the closing of the merger and that amends his existing employment agreement with

Palomar to (i) provide that amounts payable to Weiner upon a change of control of Palomar will be paid within 10 days after the closing of the merger and (ii) narrow the scope of the restrictive covenants applicable to Weiner. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Cynosure or Palomar using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.